Exhibit 99.1

JMU Limited Reports Unaudited Second Quarter 2017 Financial Results

Shanghai, China, August 16, 2017 – JMU Limited (the “Company” or “JMU”) (NASDAQ: JMU), a leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the foodservice industry in China, today announced its financial results for the three months ended June 30, 2017.

Disclaimer: When preparing the unaudited condensed consolidated financial information for the three months ended June 30, 2017, the Company revisited the presentation of revenue for the three months ended June 30, 2016, and concluded that certain revenue recognized on a gross basis disclosed in the earning release dated August 22, 2016 for the second quarter of 2016 should have been presented on a net basis in accordance with relevant US GAAP. Accordingly, the Company revised revenue and cost of revenues for the three months ended June 30, 2016 to reflect such change of gross presentation to net presentation.

Second Quarter 2017 Highlights

•	Revenues in the second quarter of 2017 were $20.6 million, an increase of 35.5% from $15.2 million in the second quarter of 2016.

•	Gross profit was $0.1 million in the second quarter of 2017, improving from a gross loss of $45 thousand in the second quarter of 2016.

•	B2B online platform recorded gross billing of RMB 2,355 million (US$347 million) in the second quarter of 2017, measured in terms of gross merchandise value (“GMV”), increasing 47.4% from gross billing of RMB 1,598 million (US$240 million) in the second quarter of 2016.

•	Active customer accounts increased to 33,170 as of June 30, 2017, increasing 1.2% from 32,775 as of June 30, 2016.

•	Third-party sellers on the Company’s JMU online marketplace increased to 16,170 as of June 30, 2017, compared to 14,085 as of June 30, 2016.

Ms. Xiaoxia Zhu, Co-chairperson and Chief Executive Officer commented, “We are pleased with our progress in the second quarter, our third consecutive quarter of double-digit revenue growth and a return to positive gross profit margin. We have been diligent in our efforts to actively expand our supplier portfolio to provide more customer choice as well as explore new profit drivers. We added over 300 hundred product suppliers onto our platform in the second quarter. In addition to adding traditional food raw material and seasoning suppliers, we also broadened our product offering by adding select interior design, kitchen equipment and pest control suppliers to provide our customers a one-stop service to penetrate the local restaurant market.

“We have also been actively seeking opportunities to broaden our exposure to the B2C market. We recently entered into partnership with Nippon ACCESS in Japan to strengthen our international food materials and product offering. Earlier this month, we signed a contract to oversee the store leasing process and became the exclusive supply chain service provider for a ten thousand square meter commercial space in Shanghai. We are dedicated to build meaningful partnerships and to further solidify our advantages in the food service sector. Looking ahead to the second half of 2017, we will continue our focus on organic growth as well as turning profitable.”

Recent Corporate Highlights

•	On August 7, JMU entered into Strategic Partnership with Century Link and TANSH to develop Project “Lane1192” in Century Link. Under the cooperation, JMU will participate in store leasing process and provide the integrated services of a back-end restaurant ERP system and supply chain logistics.
•	In July, JMU announced three-way strategic cooperation with Nippon ACCESS and TANSH to develop international trade, research and development of food materials and food products, as well as overall supply chain cooperation.

Second Quarter 2017 Financial Performance

Revenues were $20.6 million for the second quarter of 2017, an increase of 35.5% from $15.2 million in the second quarter of 2016. The growth of revenue in the second quarter 2017 was mainly due to the ongoing increase in sales from online direct sales.

Cost of revenues was $20.4 million in second quarter 2017, an increase of 34.2% from $15.2 million in the second quarter of 2016, which was generally in line with revenue growth.

Gross profit for the second quarter of 2017 was $134 thousand, as compared to gross loss of $45 thousand in second quarter 2016. The improvement was mainly attributable to JMU’s new pricing strategy and higher discounts in purchasing price from suppliers due to sizable trading volume.

Operating expenses were $5.7 million in the second quarter of 2017, an increase of 1.0% from $5.6 million in the prior year period. The increase in operating expenses was mainly due to share-based compensation accrued in the second quarter of 2017 which did not occur in the same period last year.

Loss from operations in second quarter 2017 was $5.5 million, a decrease of 2.2% from $5.6 million in second quarter 2016.

Net loss attributable to the Company in the second quarter of 2017 was $5.1 million, consistent with the second quarter of 2016. Non-GAAP net loss attributable to the Company, which excludes amortization of acquired intangible assets, share-based compensation and related provision for income tax benefits, was $3.1 million in the second quarter of 2017 compared to $3.5 million in the second quarter of 2016. For the quarter ended June 30, 2017 and June 30, 2016, the Company’s weighted average number of ordinary shares used in computing loss per ordinary share was 1,476,057,773 and 1,476,208,670, respectively.

As of June 30, 2017, the Company’s cash and cash equivalents was $1.1 million, a decrease of 57.5% as compared to $2.6 million as of December 31, 2016. Total shareholders’ equity remained stable at $245.0 million, compared to $248.4 million at the end of 2016.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from results based on U.S. GAAP to exclude amortization of acquired intangible assets, impairment of goodwill, share-based compensation and related provision for income tax benefits.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the historical and current financial performance of our operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP financial results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP loss from operations and net loss attributable to the Company) which is adjusted from results based on U.S. GAAP to exclude amortization of acquired intangible assets, impairment of goodwill, share-based compensation and income tax benefits. A limitation of using these non-GAAP financial measures is that amortization of acquired intangible assets, impairment of goodwill, share-based compensation and related provision for income tax benefits have been and may continue to be for the foreseeable future significant recurring expenses in our results of operations. We compensate for these limitations by providing reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures. Please see the reconciliation tables at the end of this earnings release.

About JMU Limited

JMU Limited currently operates China’s leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the catering industry. With the help of Internet and cloud technologies, JMU has the vision to reshape the procurement and distribution pattern and build a fair business ecosystem in the catering industry in China. JMU is further promoting the use of its platform for small- and medium-sized restaurants and restaurant chains in China.

Through cooperation with national and local industry associations and reputable restaurant groups across China, JMU has formed a leading industrial alliance and has great resource leverage in China’s catering industry. JMU works closely with suppliers and customers in the catering industry, providing one-stop procurement services, as well as other value-added services. For more information, please visit: http://ir.ccjmu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “ought to”, “plan”, “project”, “potential”, “seek”, “may”, “might”, “can”, “could”, “will”, “would”, “shall”, “should”, “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about JMU’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as JMU’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. JMU’s plan to enhance customer experience, upgrade infrastructure and increase service offerings might not be well received. JMU might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and JMU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Freda Feng, IR Director

JMU Limited

fengxiaohong@ccjmu.com

Tel: +86-21-6015-1166 ext.8904

Bill Zima

ICR Inc.

bill.zima@icrinc.com

Tel: +1(203)-682-8200

JMU LIMITED
FORMERLY KNOWN AS WOWO LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(US dollars in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended
	June 30, 2016	June 30, 2017

Related parties	2,323	7,121
Third parties	12,853	13,442
Total Revenues	15,176	20,563
Cost of revenues	(15,221)	(20,429)
Gross (loss) profit	(45)	134

Operating expenses:
Selling and marketing	(2,135)	(3,831)
General and administrative	(3,469)	(1,827)
Total operating expenses	(5,604)	(5,658)
Loss from operations	(5,649)	(5,524)
Interest income (expense)	5	(40)
Other expense, net	-	(27)
Loss before tax	(5,644)	(5,591)
Income tax benefits	540	499
Net loss	(5,104)	(5,092)

Net loss per ordinary share
Basic	(0.00)	(0.00)
Diluted	(0.00)	(0.00)

Weighted average shares used in calculating net loss per ordinary share
Basic	1,476,208,670	1,476,057,773
Diluted	1,476,208,670	1,476,057,773

JMU LIMITED
FORMERLY KNOWN AS WOWO LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(US dollars in thousands)

	Three Months Ended
	June 30, 2016	June 30, 2017

Net loss	(5,104)	(5,092)
Other comprehensive (loss) income, net of tax of nil:
Change in cumulative foreign currency translation adjustment	(10,432)	3,705
Comprehensive loss	(15,536)	(1,387)

JMU LIMITED
FORMERLY KNOWN AS WOWO LIMITED
CONSOLIDATED BALANCE SHEETS
(US dollars in thousands)

	December 31, 2016	June 30, 2017
ASSETS:
Current assets:
Cash and cash equivalents	2,605	1,108
Accounts receivable, net	1,645	4,117
Inventories, net	224	259
Prepaid expenses and other current assets	8,678	6,059
Deferred tax assets	63	-
Amounts due from related parties	213	504
Total current assets	13,428	12,047
Non-current assets:
Property and equipment, net	1,978	1,956
Acquired intangible assets, net	36,274	32,985
Investment	720	738
Goodwill	221,337	226,682
Deferred tax assets	156	181
Other non-current assets	152	155
Total non-current assets	260,617	262,697
TOTAL ASSETS	274,045	274,744
LIABILITIES AND SHAREHOLDERS' EQUITY:
Current liabilities:
Accounts and notes payable	2,200	4,144
Accrued expenses and other current liabilities	9,033	6,399
Advance from customers	2,282	1,706
Amounts due to related parties	1,711	2,361
Total current liabilities	15,226	14,610
Non-current liabilities:
Other non-current liabilities	1,352	1,609
Deferred tax liabilities	9,069	8,246
Amounts due to related parties	-	5,247
Total non-current liabilities	10,421	15,102
TOTAL LIABILITIES	25,647	29,712
Shareholders' equity:
Ordinary shares	15	15
Additional paid-in capital	632,995	633,945
Accumulated deficit	(352,004)	(362,175)
Accumulated other comprehensive loss	(32,608)	(26,753)
Total shareholders' equity	248,398	245,032
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	274,045	274,744

JMU LIMITED FORMERLY KNOWN AS WOWO LIMITED
Reconciliation of Non-GAAP financial measures
to comparable GAAP measures
(US dollars in thousands)

		Three Months Ended
		June 30, 2016	June 30, 2017
Loss from operations		5,649	5,524
Net loss		5,104	5,092

Amortization of acquired intangible assets	a	2,161	2,058
Income tax benefits	b	(540)	(499)
Share-based compensation	c	-	408
Impairment of goodwill	d	-	-

Non-GAAP loss from operation (a)(c)(d)		3,488	3,058
Non-GAAP net loss (a)(b)(c)(d)		3,483	3,125

Note:

(a)Adjustment to exclude amortization of acquired intangible assets

(b)Adjustment to exclude income tax benefits

(c)Adjustment to exclude share-based compensation

(d)Adjustment to exclude impairment of goodwill